UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 30, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Regulated Information

Montrouge, France, May 30, 2016

Mixed General Assembly of June 21, 2016

Procedures for obtaining preparatory documents for the Assembly

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – NASDAQ: DBVT), a clinical-stage specialty biopharmaceutical company, announces that it will hold its Mixed General Assembly on June 21, 2016 at 8:30 a.m. at the company headquarters: 177-181 Avenue Pierre Brossolette – 92120 Montrouge (France).

The notice containing the agenda and draft resolutions was published in the BALO of 16 May 2016. The notice stating the time and place of the meeting will be published in the BALO of June 6, 2016 and in a legal gazette on June 6, 2016.

The preparatory documents for the Assembly listed in Article R. 225-73-1 of the French Commercial Code are posted on the company’s website in the Investor Relations section: http://www.dbv-technologies.com/en/investor-relations/general-meeting.

The preparatory documents for the Assembly will also be made available to shareholders as of the convening of the meeting. Thus, in accordance with applicable regulatory provisions:

•	All registered shareholders may, until five days (included) before the Assembly, request that the Company send them these documents, at their express request by electronic means. For holders of bearer shares, the exercise of this right is subject to the provision of a certificate of participation in the bearer share accounts held by the authorized intermediary;

•	Any shareholder may consult the documents referred to in Articles L. 225-115 and R. 225-83 of the French Commercial Code at the company headquarters.

About DBV Technologies

DBV Technologies developed Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

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DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

DBV Technologies Contact
Susanna Mesa Senior Vice President, Strategy +1 212-271-0861 susanna.mesa@dbv-technologies.com

Media Contacts
Erinn White, Centron PR +1 646-722-8822 ewhite@centronpr.com Marion Janic, Rooney & Associates +1 212-223-4017 mjanic@rooneyco.com
Media Contacts, Europe Caroline Carmagnol, Alize RP – Relation Presse +33 (0)6 64 18 99 59 caroline@alizerp.com

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